Exhibit 12.1

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

	Years Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(In thousands, except ratio)
Fixed charges
Interest expense	$32,293	$25,336	$16,086	$29,456	$42,688	$30,682	$45,301
Capitalized interest expense	—	2,330	6,618	12,990	13,153	10,019	16,459

Total fixed charges	$32,293	$27,666	$22,704	$42,446	$55,841	$40,701	$61,760

Earnings, as defined
Income (loss) from continuing operations before income taxes	$74,867	$96,828	$(47,243)	$(24,432)	$(48,096)	$14,312	$(40,795)
Fixed Charges	32,293	27,666	22,704	42,446	55,841	40,701	61,760
Less: capitalized interest	—	(2,330)	(6,618)	(12,990)	(13,153)	(10,019)	(16,459)

Earnings, as defined	$107,160	$122,164	$(31,157)	$5,024	$(5,408)	$44,994	$4,506

Ratio of Earnings to Fixed Charges (1)	3.3x	4.4x	—	—	—	1.1x	—

(1) The ratios were computed by dividing earnings by fixed charges. “Earnings” consist of income from continuing operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consists of interest expense, capitalized interest expense, preferred stock dividends, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. For the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012, earnings were inadequate to cover fixed charges. The coverage deficiency was $53.9 million, $37.4 million and $61.2 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $57.3 million for the nine months ended September 30, 2012.